

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

July 5, 2004

By Airmail

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549



04035447

SUPPL

Re: Nintendo Co., Ltd.
     Materials pursuant to Rule 12g3-2(b) Exemption
     File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

-   Report as to Acquisition of Shares (Summary Translation dated July 2, 2004)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Yung Tan of Perkins Coie LLP at (206)359-6244.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

PROCESSED
JUL 16 2004
THOMSON
FINANCIAL

July 2, 2004

To Kanto Finance Bureau

Nintendo Co., Ltd.

Satoru Iwata

President

Report as to Acquisition of its own Shares by the Company

Authorization given at the Shareholders' Meeting on June 27, 2003

- Number of total shares to be acquired: 14 million shares (maximum)
- Total amount for the share acquisitions: 110 billion yen (maximum)

Actual Acquisitions:

Acquisition term: June 1, 2004 through June 30, 2004

Number of shares acquired: None

Acquisition amount: N/A

Acquisitions from Subsidiaries: N/A

Acquisitions pursuant to a resolution of Board of Directors defined in the Company's articles of incorporation: N/A

As of June 30, 2004:

Total number of shares outstanding:	141,669,000 shares
Number of treasury stocks owned:	7,950,800 shares